UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 29, 2019

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of registrant’s name into English)

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road, Bridgeview House, Ground Floor,

Weltevreden Park, 1709

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sibanye Gold Limited

Trading as Sibanye-Stillwater

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN – ZAE000173951

Issuer code: SGL

(“Sibanye-Stillwater” or “the Group” or “the Company”)

RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2019 – SHORT FORM ANNOUNCEMENT

Extended strike at the SA Gold operations significantly disrupted operations, with these losses being offset by improved financial results from the SA and US PGM operations

JOHANNESBURG, 29 August 2019: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL and NYSE: SBGL) is  pleased to report its operating and financial results for the six months ended 30 June 2019.

KEY FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2019

•	SA gold operations achieve milestone of seven million shifts with no fatalities – 365 days fatality free
-	Two fatal incidents in SA PGM in H1 2019, down from 21 Group wide in H1 2018
•	Post strike production build up at SA gold operations safely achieved – outlook for H2 2019 significantly better
•	Commodity and geographical diversification benefits clearly evident:
-	US PGM operations’ adjusted EBITDA 36% higher to US$208 million (R3.0 billion) – strong performance in Q2 2019
-	SA PGM operations’ adjusted EBITDA 106% higher to R2.1 billion (US$145 million) – steady operational performance
-	Diversification cushioned impact of strike at the SA gold operations – R2.9 billion (US$205 million) adjusted EBITDA loss reported
•	Group adjusted EBITDA of R2.1 billion (US$146 million) – significant increase forecast in H2 2019 due to more stable operations and higher spot precious metals prices
•	Lonmin transaction concluded – review of Marikana operations well advanced
•	Leverage well below covenant ceiling of 3.5x with net debt:adjusted EBITDA of 2.5x (including Marikana operations pro-forma for covenant evaluation) at the end of H1 2019

KEY OPERATING RESULTS

US dollar						SA rand
Six months ended						Six months ended
Jun 2018	Dec 2018	Jun 2019		KEY STATISTICS		Jun 2019	Dec 2018	Jun 2018
				UNITED STATES (US) OPERATIONS
				PGM operations[1]
293,959	298,649	284,773	oz	2E PGM[2] production	kg	8,857	9,289	9,143
360,246	326,346	421,450	oz	PGM recycling[1]	kg	13,109	10,151	11,205
996	1,016	1,285	US$/2Eoz	Average basket price	R/2Eoz	18,247	14,407	12,260
153.3	160.3	208.4	US$m	Adjusted EBITDA[3]	Rm	2,959.1	2,264.5	1,887.4
25	27	26%		Adjusted EBITDA margin[3]	%	26	27	25
653	701	772	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	10,965	9,929	8,045
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[5]
569,166	606,506	627,991	oz	4E PGM[2] production	kg	19,533	18,864	17,703
1,051	1,039	1,224	US$/4Eoz	Average basket price	R/4Eoz	17,377	14,729	12,941
81.3	136.3	145.2	US$m	Adjusted EBITDA[3]	Rm	2,060.9	1,880.7	1,001.1
15	22	33%		Adjusted EBITDA margin[3]	%	33	22	15
821	755	932	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	13,228	10,706	10,106
				Gold operations[5]
598,517	578,188	344,752	oz	Gold produced	kg	10,723	17,984	18,616
1,314	1,212	1,308	US$/oz	Average gold price	R/kg	597,360	552,526	519,994
81.8	21.0	(204.6)	US$m	Adjusted EBITDA[3]	Rm	(2,904.8)	355.3	1,007.1
10	4	(48)%		Adjusted EBITDA margin[3]	%	(48)	4	10
1,315	1,308	1,904	US$/oz	All-in sustaining cost[4]	R/kg	869,141	596,100	520,488
				GROUP
6.4	(195.1)	(18.9)	US$m	Basic earnings	Rm	(265.2)	(2,576.3)	76.7
8.2	(9.5)	(89.0)	US$m	Headline earnings	Rm	(1,263.1)	(117.6)	101.0
316.4	315.6	145.8	US$m	Adjusted EBITDA	Rm	2,069.4	4,473.8	3,895.6
12.31	14.18	14.20	R/US$	Average exchange rate
[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.  PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace

[2]

Platinum Group  Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum  and palladium, referred to as 2E (2PGM)

[3]

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 11.1 of the condensed consolidated interim financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

[4]	See “salient features and cost benchmarks for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018” for the definition of All-in sustaining cost
[5]

The SA PGM operations’ results for the six months ended 30 June 2019 included the Marikana operations for the one month since acquisition and the gold operations’ results for the six months ended 31 December 2018 included DRDGOLD for the five months since acquisition

Considering the impact of the extended strike at the SA gold operations, which significantly disrupted operations for the entire six month period, the Group operating and financial results for the six months ended 30 June 2019 are solid, with improved financial results from the SA and US PGM operations offsetting losses from the SA gold operations.

The results clearly validate the successful strategic commodity and geographical growth and diversification of the Group into the Platinum Group Metals (PGM) sector and internationally, through the acquisition of the Stillwater Mining Company. This diversification continues to provide the company with significant operational flexibility.

Commenting on the results, Neal Froneman CEO of Sibanye-Stillwater, said: “Over the last 18 months the Group has been confronted with a series of unprecedented challenges. We have successfully navigated our way through this challenging period and I am confident that we have emerged in a stronger position. The Group has been re-energised and we are well positioned to continue delivering very significant value to all of our stakeholders in the future.”

The production build up at the SA gold operations post the gold strike, incorporating the downscaled and re-structured operating footprint at Driefontein and Beatrix, has been safely implemented. Due to cost saving measures implemented during the strike, a more measured and prolonged build up was required to make the operations production ready and to manage the safe resumption of operations. Despite production for Q2 2019 increasing by 41% relative to Q1 2019, the Q2 2019 financial performance only improved marginally due to full labour costs and other overheads being incurred during May and June following the cessation of the strike.

The US PGM operations delivered another robust and improved financial result and continued to provide valuable diversification benefits for the Group. Despite a slow operational start to the year, adjusted EBITDA increased by 36% year-on-year to R2,959 million (US$208 million), offsetting the R2,904 million (US145 million) adjusted EBITDA loss  incurred at the SA gold operations.

The SA PGM operations again delivered steady operating results, with solid cost management delivering significant leverage to the increased rand PGM basket price and boosting financial results. A 34% increase in the average rand PGM basket price resulted in adjusted EBITDA for H1 2019 increasing by 106% year-on-year to R2,061 million (US$145 million).

Deleveraging continues to be a strategic priority, with current balance sheet leverage elevated compared with the historical levels maintained by the Group prior to the acquisition of Stillwater. The planned Group deleveraging has been delayed due to the impact of the operational disruptions at the SA gold operations in 2018 and H1 2019 on Group adjusted EBITDA and cash flow.

“Under the current supportive precious metals price environment and with a more positive operational outlook, driven by the return to profitability of the SA gold operations, continued production growth at the US PGM operations, no major operational disruptions and the realisation of synergies from the Marikana operations will contribute positively to earnings and cash flow in H2 2019 and beyond, which would facilitate rapid deleveraging, supporting the possible resumption of cash dividends during 2020.”, Froneman concluded.

KEY FINANCIAL RESULTS

•	No ordinary cash dividend declared for H1 2019 (H1 2018: nil)

US dollar				SA rand
Six months ended				Six months ended
Jun 2018	Dec 2018	Jun 2019	KEY STATISTICS	Jun 2019	Dec 2018	Jun 2018
			GROUP
1,942	1,884	1,657	Revenue	23,535	26,746	23,910
-	(9)	(1)	Basic earnings per share (cents)	(11)	(114)	3
-	-	(4)	Headline earnings per share (cents)	(54)	(5)	4

GROUP PRODUCTION AND COST GUIDE FOR THE YEAR ENDED 31 DECEMBER 2019

For this financial year, we maintain our full year guidance as follows:

Segment	Production	All-in sustaining costs	Total capital
US PGM operations	625koz – 640 koz (2E PGMs mine production)	US$740/2Eoz – US$755/2Eoz	US$235 million – US$245million
SA PGM operations[2] (excluding Lonmin)	1.0Moz – 1.1 Moz (4E PGMs)[2]	R12,500/4Eoz – R13,200/4Eoz (US$922/4Eoz – US$974/4Eoz)[1]	R1,400 million (US$103 million)¹
SA gold operations (excluding DRDGOLD)	24,000kg – 25,000kg (772koz – 804koz)	R715,000/kg – R750,000/kg (US$1,640/oz – US$1,725/oz)	R2,350 million (US$173 million)

Source: Company forecasts

[1]	Estimates are converted at an exchange rate of R13.55/US$
[2]	SA PGM operations’ production guidance include the 50% attributable Mimosa production, although AISC and capital exclude Mimosa due to it being equity accounted

This short-form announcement is the responsibility of the board of directors of the Company (Board).

Shareholders are advised that this short-form announcement represents a summary of the information contained in the full announcement (results booklet) and does not contain full or complete details published on the Stock Exchange News Service (SENS), via the JSE link and on Sibanye-Stillwater’s website (www.sibanyestillwater.com) on 29 August 2019.

The financial results as contained in the condensed consolidated interim financial statements for the six months ended 30 June 2019 have been reviewed by EY, who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement (results booklet), which is available for viewing on the Company’s website at www.sibanyestillwater.com/news-investors/reports/quarterly/h12019-booklet to above and via the JSE link.

The full announcement is also available for inspection at the registered office of the Company, Constantia Office Park, Bridgeview House, Building 11, Ground Floor,  Corner 14th Avenue and Hendrik Potgieter Road, Weltevreden Park, 1709 during normal business hours.

The JSE link is as follows:

https://senspdf.jse.co.za/documents/2019/jse/isse/SGL/Sibanye.pdf

Contact:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations

+27(0)83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater) (Sibanye-Stillwater or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed    by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Gold Limited

Date: August 29, 2019	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer